

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2021

Gregory Flesher
President and Chief Executive Officer
Reneo Pharmaceuticals, Inc.
12230 El Camino Real, Suite 230
San Diego, California 92130

> **Re: Reneo Pharmaceuticals, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 12, 2021**
> **CIK No. 0001637715**

Dear Mr. Flesher:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note references to early clinical data and preliminary results that treatment with REN001 produced outcomes that are "substantially more than what would be expected in patients receiving a placebo," "consistent with the potential of REN001 to provide what is considered meaningful clinical improvement" and similar statements indicating findings of efficacy. Please revise to remove any statements that suggest the efficacy of your product candidate, as these determinations are the exclusive authority of the FDA or other regulators. Also, please limit the prospectus summary discussion of trial results to an objective description of the endpoints of your trials and whether they were met. For example, rather than stating that treatment with REN001 "improved exercise performance

and increased oxygen consumption and stamina, as well as improved patient reported symptoms," present your trial observations without concluding that REN001 caused the observations. To the extent your involved participants received a placebo, you may contrast the objective results with the objective results of participants receiving a placebo. If your trial did not involve any participants receiving a placebo, it is not appropriate to compare the results to your expectations of what the results you would expect from participants receiving a placebo. Similarly revise the disclosure throughout your filing.

2. Please revise the last item in your pipeline table to identify the indication or tell us why you believe this item is sufficiently material to warrant inclusion in the table despite not having identified an indication. The lack of information and the indication that you will select your next program in 2022 or later appears to indicate that this is not currently material and does not warrant disclosure in the summary.

Our Strategy, page 3

3. Please revise to delete your intention to "rapidly" develop and "successfully" commercialize REN001. Given the length of time it takes to conduct clinical trials and the frequency with which clinical trials fail to meet trial endpoints, any indications that you will be able to perform them rapidly appears inappropriate.

Use of Proceeds, page 75

4. Please revise your disclosure to separately disclose the amount of proceeds to be allocated to fund the research and development of REN001 in LC-FAOD and McArdle disease, respectively.

Dilution, page 79

5. Please include a table comparing the public contribution under the proposed public offering and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions since inception. Include columns for the number and percent of shares purchased; amount and percent of total consideration; and the average price per share for existing shareholders versus new investors. Refer to Item 506 of Regulation S-K.

Business
Phase 1b Clinical Results in PMM, page 101

6. Please revise your disclosure with respect to the Phase 1b clinical trial results discussed in this section to disclose whether the studies were powered to show statistical significance.

Preclinical Results and Plans, page 108

7. We note your disclosure that current FDA guidance requires sponsor companies developing PPAR agonists to complete carcinogenicity studies prior to conducting clinical studies longer than 6-months in duration, and that you are currently conducting the

required two-year carcinogenicity studies with REN001. Please expand your disclosure to explain what these studies entail and revise your development plan disclosure on pages 105-106 to discuss your plans as they relate to these studies.

License Agreement with vTv Therapeutics LLC, page 111

8.   We note your disclosure that your royalty obligations under the vTv License Agreement will continue until the latest of (i) expiration of the licensed patents covering a licensed product in a country, (ii) expiration of regulatory exclusivity rights for a licensed product in a country and (iii) a specified number of years after the first commercial sale of a licensed product in a country. Please revise to clarify when the patents and regulatory exclusivity rights underlying such royalty terms are expected to expire and disclose the "specified number of years" after the first commercial sale of a licensed product. In addition, please revise to disclose the "certain development stage" that triggers different termination provisions.

Intellectual Property, page 112

9.   We note your disclosure that, in addition to patent protection around REN001, you also have licensed from vTv Therapeutics three issued patents in the United States and 20 issued patents in foreign countries related to other PPAR agonists. Please disclose the expected expiration dates of these issued patents.

Description of Capital Stock
Choice of Forum, page 163

10.   Please ensure that the exclusive forum provision in your amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the closing of this offering clearly states that this provision does not apply to actions arising under the Exchange Act, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

12. Subsequent Events, page F-21

11.   Please expand your disclosure for the January 2021 stock options grant to include the total amount of compensation expense associated with the grant and the period over which the expense will be recognized.

General

12.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

      You may contact Tracey Houser at 202-551-3736 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson at 202-551-5880 or Suzanne Hayes at 202-551-3675 with any other questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Jason Kent